AMENDMENT TO

ADMINISTRATIVE SERVICES AGREEMENT

This Amendment to the Administrative Services Agreement (“Amendment”) is entered into by Morgan Stanley Smith Barney LLC (“MSSB”), E*TRADE Securities LLC (“E* TRADE”, together with MSSB, (“Morgan Stanley”)), Tributary Funds, Inc. (the “Trust”) and Tributary Capital Management, LLC (“Fund Agent” or “Adviser”) effective July 1, 2024 (“Effective Date”).

WHEREAS, the parties have entered into the Administrative Services Agreement dated January 24, 2022, as may have been amended (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement to reflect modifications to the fee structure as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants stated below, the parties hereby agree as follows:

1.	Schedule B of the Agreement is deleted in its entirety and replaced with Schedule B attached hereto.

2.	This Amendment shall take effect as of the Effective Date indicated above. However, the revised terms of Schedule B, Section 2 “Calculation Methodology” shall take effect as of January 1, 2025.

3.	Any terms used and not otherwise defined herein shall have the same meaning ascribed to them in the Agreement.

Except as otherwise indicated above, this Amendment does not otherwise alter the terms or conditions of the existing agreements between the parties hereto.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed by their duly authorized officer.

MORGAN STANLEY SMITH BARNEY LLC		E*TRADE SECURITIES LLC

By:	/s/ Margaret Flynn-Martin	By:	/s/ Margaret Flynn-Martin

Print Name:	Margaret Flynn-Martin	Print Name:	Margaret Flynn-Martin

Title:	Managing Director	Title:	Managing Director

Date:	6/10/2024	Date:	6/10/2024

TRIBUTARY CAPITAL MANAGEMENT, LLC		TRIBUTARY FUNDS, INC.

By:	/s/ Mark Wynegar	By:	/s/ Brittany Fahrenkrog

Print Name:	Mark Wynegar	Print Name:	Brittany Fahrenkrog

Title:	President	Title:	Vice President

Date:	6/5/2024	Date:	6/5/2024

SCHEDULE B
FEES

1.	Fee

Fund Agent shall pay Morgan Stanley 0.10% on Client domestic Fund assets (including assets invested through the reinvestment of dividends and distributions) held in brokerage and advisory as determined and calculated by Morgan Stanley.

2.	Calculation Methodology

The amount due to Morgan Stanley shall be the product of (i) the asset value of all brokerage and advisory assets (using the asset value as of the last business day of each month) multiplied by (ii) the number of calendar days during such month, multiplied by (iii) the quotient of .0010 divided by 365 or 366 during a leap year.

In the event this Agreement is terminated, the amount due to Morgan Stanley shall include the Fee owed on the last full calendar month preceding the date when the Agreement terminates.

3.	Exclusions

The following categories of Fund assets will be excluded from the calculation of the Fee:

a)	brokerage and advisory account assets held in money market funds;
b)	brokerage and advisory account assets held through a 529 plan account; and
c)	advisory account assets held through a corporate retirement plan governed by the Employee Retirement Income Security Act of 1974, SEP-IRA or SIMPLE-IRA.

4.	Invoicing & Payment

Morgan Stanley shall prepare and deliver to Fund Agent a quarterly invoice for the Fee payable to Morgan Stanley. Fund Agent shall pay Morgan Stanley the Fee within forty-five (45) business days after receiving an invoice from Morgan Stanley.

5.	The foregoing fees and rates assume that processing will be in accordance with Morgan Stanley’s standard protocols for the services. Additional charges may apply for additional or custom services or processing.